August 13, 2019

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Global Internet of People, Inc.

Draft Registration Statement on Form F-1

Submitted June 28, 2019

CIK No. 0001780731

Dear Ms. Bagley:

This letter is in response to the letter dated July 26, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China Liberal Education Holdings Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Draft Amendment No. 1”) is being submitted to accompany this letter.

Risk Factors

“Our failure to obtain and maintain approvals, licenses or permits . . .” page 9

1.	We note your disclosure that you have not obtained certain approvals, licenses and permits that may be required for some aspects of your business operations, including that you have not obtained the Audio-Visual License for providing internet audio-visual program services and content through your platform, and that you may not be eligible for the Audio-Visual License. Please disclose what steps, if any, you have taken to apply for and obtain this license. Further, please disclose any other approvals, licenses, or permits that are material to your business operations that you have not, but may be required to, obtain, and any steps you have taken to acquire them.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that (1) it does not believe the Audio-Visual License is required for its business based upon recent feedback the related authorities provided on their website regarding the type of activities that fall within their purview, (2) it does not believe the Online Publishing License is required for its business because it is not a publishing service provider, and (3) the Company is not aware of any other approvals, licenses, or permits that are material to its business operations that it has not, but may be required to, obtain. The Company revised the disclosure on page 9 and page 66-68 of Draft Amendment No.1 accordingly.

Risks Relating to the Offering and the Trading Market

“There has been no public market for our Ordinary Shares .. . .”, page 19

2.	We note your disclosure that you plan to apply for listing of your ordinary shares on the Nasdaq Capital Market, but that a public market for your ordinary shares may not develop or be sustained after the offering. Please amend your disclosure to clarify whether the completion of your offering is conditioned upon listing approval by Nasdaq, including a brief discussion of your plans if you do not receive listing approval.

Response: In response to the Staff’s comment, we revised the disclosure on pages 19 and 23 of Draft Amendment No.1.

Use of Proceeds, page 25

3.	We note your statement that you “may use the proceeds of this Offering differently than as described in this prospectus” and that “management will have considerable discretion in the application of the net proceeds.” You may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 26 of Draft Amendment No.1.

Key Factors That Affect Operating Results

“Our success depends on our ability to acquire clients effectively”, page 30

4.	Please clearly define “clients” as used in this section. In this regard, we note your disclosure that your ability to increase your revenue largely depends on your ability to attract and engage potential clients. However, on page 2 of your filing, you disclose that you have focused on growing your online knowledge sharing community by providing services for Users to enjoy at low or no charge, while you disclose on page 33 that your revenues increased for the year ended December 31, 2018 compared to the year ended December 31, 2017 due to an increase in the fees generated from, among other things, Member services. Please clarify the difference between Users and Members, and whether “clients” includes one or both of these groups.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that “Users” are registered users of our APP, “Members” are individuals and enterprises who signed up for each of our three annual membership plans (Platinum, Diamond, Protégé), and “Enterprise Service Clients” are small and medium-sized enterprises that have entered into service agreement with us for customized enterprise services. “Clients” as used in this section includes “Users”, “Members”, and “Enterprise Service Clients.” The Company revised the disclosure on pages 31 of Draft Amendment No.1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

5.	Please disclose information that allows investors to evaluate the nature of the assets held by, and the operations of, entities apart from SDH, the consolidated VIE and its subsidiaries, in sufficient detail to convey the assets and operations that are not subject to involvement with SDH. Disclosure of the risks and uncertainties that may result in deconsolidation of SDH should accompany this information.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 31 of Draft Amendment No.1.

Results of Operations

Revenue

Revenues from Member services, page 33

6.	Please clarify whether the increase in revenues from Member services was due to a general increase in new Members attributable to the addition of the Diamond membership services, an increase in fees for services from existing Members using Diamond services rather than Platinum or Protégé services, or both. See Item 303(a)(3)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the increase in revenues from Member services was due to newly developed and existing Diamond Members. The Company revised the disclosure on page 34 of Draft Amendment No.1.

Revenues from Consulting Services, page 34

7.	Please clarify whether the increase in consulting services provided by your subsidiaries in 2018 are attributable to an increase in new clients, an increase in services provided to existing clients, an increase in costs of services, or another explanation.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the increase in revenues in consulting services was due to newly developed clients. The Company revised the disclosure on page 35 of Draft Amendment No.1.

Revenues from Online services, page 34

8.	We note your disclosure on page 51 that, for fiscal years 2017 and 2018, your revenues generated from online services were much smaller compared to revenues generated from Member services and enterprise services, primarily due to the fact that you have focused on growing your online knowledge sharing community by providing services for Users to enjoy at low or no charge. Please disclose whether you expect this trend to continue in future periods.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 35 of the Registration Statement.

Liquidity and Capital Resources, page 37

9.	Please describe how cash is transferred to SDH and earnings and cash are transferred from SDH to offshore companies, and describe any restrictions that impact the ability to transfer cash within the corporate structure. In addition, please discuss the nature of restrictions, if any, on the net assets of your subsidiaries, amount of those net assets, and the potential impact on your liquidity. Finally, please disclose the amount of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction.

Response: In response to the Staff’s comments, the Company revised the disclosure on page 38 of Draft Amendment No.1.

10.	We note your disclosure that your working capital will be sufficient to meet your operations requirements for the next 12 months, partially due to “continuous capital contribution from shareholders if necessary.” Please disclose whether any shareholders have committed to contribute in the future, and describe the terms of the agreements to contribute, if any.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that continuous capital contribution from shareholders is not necessary to meet our operations requirements for the next 12 months, and the Company revised the disclosure on page 38 of Draft Amendment No.1.

Industry

Market Drivers, page 48

11.	Please supplementally provide us with support for the following statements, or characterize them as management’s opinions or beliefs:

●	“Undoubtedly, the [rising household income] trend will improve people’s living standards and also guarantees a growing consumption demand and people’s demand for information and knowledge that would continue [to] bring[] improvement to their current living standards;”

●	“Undoubtedly, with the aid of big data, knowledge sharing platforms are able to obtain various valuable user insights and accurately feed useful information to different users. This in turn generates various business opportunities for the knowledge sharing platforms;” and

●	“In order to retain current customers and attain more customers, it is inevitable for knowledge sharing platforms to meet their constantly changing preferences.”

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 48 of Draft Amendment No.1 to characterize them as management’s opinions.

Business

Overview, page 50

12.	We note your disclosure that the number of Users on your APP has increased from approximately 800,000 in May 2017 to approximately 4.98 million in May 2019, and your Members have increased from 139 in May 2016 to 1,215 in May 2019. Please clarify how you measure Users and Members, including whether each is a unique User or Member, or could be a User or Member who uses multiple services on your APP or elsewhere. Please also disclose whether Users can also be Members.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 50 of Draft Amendment No.1 to clarify how we measure the number of Users and Members, and disclose that Users can be Members, and Members can also be Users.

Online Streaming of Video & Audio Courses and Program, page 60

13.	Please briefly describe how you obtain third party content for video and audio courses. For example, describe any standard contracts or agreements you enter into with these providers, and disclose whether any third party is responsible for a material amount of your content.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 60 and 61 of Draft Amendment No.1, and filed the strategic cooperation agreement and copyright authorization agreement with Beijing Winning at the Frontlines Cultural Exchange Co., Ltd., our major third party content provider, as exhibits 10.8 and 10.9, respectively, to Draft Amendment No.1.

14.	Please define “number of streaming,” as used in the chart on page 60. For example, please clarify whether it includes streaming by unique users, multiple streaming instances by the same users, or both.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 60 of Draft Amendment No.1 to clarify that the “number of streaming” includes both the streaming by unique users and multiple streaming instances by the same Users.

Our New Business Initiatives, page 61

15.	We note your disclosure that, on January 25, 2019, you entered into a five-year strategic cooperation agreement with the City Government of Ruzhou, and your disclosure that, on March 29, 2019, you entered into a strategic cooperation agreement with the Berkeley University of California. Please file these agreements as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that the five-year strategic cooperation agreement with the City Government of Ruzhou and the strategic cooperation agreement with the Berkeley University of California (the “Agreements”) are not required to be filed as exhibits to the Registration Statement because they do not constitute material contracts under Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the Registration Statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.”

The Company believes that the Agreements were made in the ordinary course of its business and further respectfully advises the Staff that it is not substantially dependent on the Agreements given the fact that the Company has not yet generated any significant amount of revenue from the two new business initiatives, through the course of which the Agreements were entered. Accordingly, the Company believes that the Agreements do not constitute material contracts under Item 601(b)(10) of Regulation S-K and are not required to be filed as exhibits to the Registration Statement.

Competition, page 63

16.	Please disclose the measure by which you determined that you have recruited the “most successful” entrepreneurs and executives.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 63 of Draft Amendment No.1.

Sales to related parties, page 83

17.	We note your disclosure that you provide tailored services to Zhifang Marketing, a non- controlling shareholder of GMB Consulting. Please briefly describe the terms of any agreement for these services.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 83 of Draft Amendment No.1.

Underwriting, page 102

18.	We note your disclosure on page 19 that “[t]he initial public offering price for [y]our Ordinary Shares will be determined by negotiations between [you] and the Underwriter.” Please describe the various factors to be considered in determining such offering price. Refer to Item 505 of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 103 of Draft Amendment No.1.

Note 1 - Organization and Business Description, page F-7

19.	Please disclose the nature of restrictions on the assets of SDH and the related carrying amounts. Please refer to ASC 810-10-50-2AAb.

Response: In response to the Staff’s comment, the Company revised the disclosure on page F-10 of Draft Amendment No.1.

The VIE contractual arrangements, page F-9

20.	Please describe how the contractual arrangements grant WFOE the power to direct activities that most significantly impact economic returns of the VIEs and provide economic returns. The disclosure should be similar to the disclosures on page 52 -53 of the prospectus.

Response: In response to the Staff’s comment, the Company revised the disclosure on page F-8 and F-9 of Draft Amendment No.1.

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-14

21.	Please clarify whether Member services and Enterprise services revenue is recognized over time or at a point in time. Please also clarify the methods you use to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18 and 19.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 42, 43, F-15, F-16 and F-17 of Draft Amendment No.1.

Recently issued accounting pronouncements, page F-19

22.	We note your intention to adopt ASU 2016-02 and ASU 2018-13 for fiscal 2019. Please tell us your consideration of disclosing of the potential impact that the recently issued accounting standard will have on your financial position and results of operations. Please refer to ASC 250-10-S99-5 (SAB Topic 11:M).

Response: In response to the Staff’s comment, the Company revised the disclosure on page 44 and F-20 of Draft Amendment No.1.

Note 4. Short-Term Investments, page F-21

23.	Please tell us your consideration of disclosing the items in ASC 320-10-50-5a. through c.

Response: In response to the Staff’s comment, the Company revised the disclosure on page F-21 of Draft Amendment No.1.

Note 12. Shareholders’ Equity, page F-28

24.	We note your disclosure on page 26 that each of your subsidiary and consolidated affiliates in China is required to set aside at least 10% of its after-tax profits each year to fund a statutory reserve until such reserve reaches 50% of its registered capital. Please disclose the amount of the statutory reserve and whether the maximum reserve amount has been reached.

Response: In response to the Staff’s comment, the Company revised the disclosure on page F-3, F-5 and F-28 of the Registration Statement.

Non-controlling interest, page F-28

25.	Please tell us your consideration of disclosing the effects of any changes in a parent’s ownership interest in subsidiaries on the equity attributable to the parent. Refer to ASC 810-10-50-1A(d) and ASC 810-10-55-4m for guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the subsidiaries of Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Linking (Shanghai) Network Technology Co., Ltd. (“Linking”), Shanghai Voice of Seedling Cultural Media Co.,Ltd. (“GMB Culture”), Shidong(Beijing)Information Technology Co.,LTD. (“GMB (Beijing)”), and Global Mentor Voice of Seedling Cultural Technology Co., Ltd.(“GMB Technology”) were set up by SDH with non-controlling interests, and GIP’s ownership interest in these subsidiaries on the equity attributable to GIP did not have any change. Because ASC 810-10-55-4M requires disclosure only if the parent’s ownership interest in a subsidiary changes in any periods presented in the consolidated financial statements, the Company believes that its disclosure on the non-controlling interest is sufficient.

Note 15. Subsequent Events, page F-29

26.	Please disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1a.

Response: In response to the Staff’s comment, the Company revised the disclosure on page F-29 of Draft Amendment No.1.

General

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC